SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) # – 02.558.118/0001 -65
Corporate Registry (NIRE) # – 533.0000.577 -0

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

Telemig Celular Participações S.A. hereby announces that the General/Extraordinary Shareholders’ Meeting held on April 27, 2006, resolved that dividends for the fiscal year of 2005 shall be paid as follows:

1 – AMOUNT

The total amount payable is R$91,000,000.00 (ninety-one million reais).

The amount per lot of a thousand common and preferred shares is R$ 0.257116.

2 – “EX-DIVIDENDS” NEGOCIATION

The dividends shall be paid to shareholders holding shares on April 27, 2006.

As of April 28, 2006, the shares of Telemig Celular Participações S.A. will be traded “ex-dividends” concerning the results of the fiscal year 2005.

There shall be no withholding income tax on the dividends mentioned above.

3 – PAYMENT DATE

The payments shall be made as of May 23, 2006.

4 – FORM AND PLACE OF PAYMENT

The dividends corresponding to the shares deposited in the Fungible Custody of the C.B.L.C- Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depository Corporation) shall be credited to this Institution, which shall transfer said dividends to the shareholders in question through the authorized brokers.

Other shareholders shall receive their dividends at the branch of Banco ABN-AMRO Real S.A. of their choice, duly identified by the documents listed below:

Individuals: Certified copy of ID card, Individual Taxpayer’s Card (CPF) and proof of current address.

Companies/institutions: Certified copy of Corporate Taxpayer’s Card (CNPJ/MF), current Articles of Association or By-laws, and a copy of the minutes electing the current executive board. The managing partners or executive officers with power to represent the company shall submit a certified copy of their Identity Card, Individual Taxpayer’s Card (CPF) and proof of current address.

In the case of representation by proxy, attorneys-in-fact shall submit their respective power of attorney and certified copies of their Identity Card and CPF card.

Brasília, April 27, 2006.

     Oscar Thompson
Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations